Teva to Present New Respiratory Data at the 2015 Annual Scientific Meeting of the American
College of Allergy, Asthma and Immunology

Jerusalem, November 4, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announced that three company-sponsored abstracts will be presented at the 2015 Annual Scientific Meeting of the American College of Allergy, Asthma and Immunology (ACAAI) in San Antonio, Texas on November 5-9, 2015.

Data to be presented include a Phase III study examining the long-term effects of reslizumab on asthma-related quality of life (AQLQ) in asthma patients previously enrolled in reslizumab safety and efficacy studies. Reslizumab is an investigational humanized anti-interleukin-5 (IL-5) monoclonal antibody (mAb) for the treatment of asthma in patients with elevated blood eosinophils who are inadequately controlled on an inhaled corticosteroid (ICS)-based regimen.

Additional data to be presented include a real-world analysis of symptom control, treatment satisfaction and quality of life measures in patients with perennial allergic rhinitis currently treated with QNASL® (beclomethasone dipropionate) Nasal Aerosol. A third abstract to be presented includes data evaluating the pharmacokinetic, pharmacodynamic and safety profiles of ProAir RespiClick® (albuterol sulfate) Inhalation Powder and ProAir® HFA (albuterol sulfate) Inhalation Aerosol in pediatric patients (ages 6-11) with asthma.

“Teva is committed to delivering and further developing therapies to help meet the needs of the millions of people who suffer from respiratory diseases,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “The ACAAI Annual Scientific Meeting provides an important forum for Teva to showcase our scientific findings. This year we are pleased to present data from across our respiratory portfolio and pipeline in the areas of asthma and allergic rhinitis.”

The following data will be presented during poster sessions on Saturday, November 7 and Sunday, November 8 at the Henry B. Gonzalez Convention Center and Grand Hyatt Hotel:

Reslizumab

•	#P26: Long-term effect of reslizumab on asthma-related quality of life (AQLQ) in asthma patients (pts) previously enrolled in reslizumab safety and efficacy studies

•	This abstract will be presented from 3:30 PM to 4:30 PM on Saturday, Nov. 7 and from 7:30 AM to 8:30 AM on Sunday, Nov. 8

QNASL® (beclomethasone dipropionate) Nasal Aerosol

•	#P271: Real-World Effects of Beclomethasone Dipropionate Nasal Aerosol in Patients With Perennial Allergic Rhinitis: 6-Month Results

•	This abstract will be presented from 3:30 PM to 4:30 PM on Saturday, Nov. 7 and from 7:30 AM to 8:30 AM on Sunday, Nov. 8

ProAir® RespiClick (albuterol sulfate) Inhalation Powder

•	#P49: Pharmacokinetics and Pharmacodynamics of Albuterol Multidose Dry Powder Inhaler and Albuterol Hydrofluoroalkane Administered to Children With Asthma

•	This poster will be presented from 3:30 PM to 4:30 PM on Saturday, Nov. 7 and from 7:30 AM to 8:30 AM on Sunday, Nov. 8

Abstracts will be published in a supplement to the November issue of Annals of Allergy, Asthma & Immunology and will also be available online beginning Nov. 6.

About Teva Respiratory
Teva Respiratory develops and delivers high-quality treatment options for respiratory conditions, including asthma, COPD and allergic rhinitis. The Teva Respiratory portfolio is centered on optimizing respiratory treatment for patients and healthcare providers through the development of novel delivery systems and therapies that address unmet needs. The company’s respiratory pipeline and clinical trial program are based on drug molecules delivered in proprietary dry powder formulations and breath-actuated device technologies, as well as a targeted biologic treatment for inadequately controlled asthma. Through research and clinical development, Teva Respiratory continually works to expand, strengthen and build upon its treatment portfolio to positively impact the lives of the millions of patients living with respiratory disease.

About Reslizumab
Reslizumab is an investigational humanized monoclonal antibody developed to target interleukin-5 (IL-5). IL-5 is a key cytokine shown to play a crucial role in the maturation, activation and survival of eosinophils, which are a type of white blood cell that are present at elevated levels in the lungs, airways (sputum), and blood of many asthmatics. Evidence shows that eosinophils play an active role in the pathogenesis of the disease. Increased levels of eosinophils in the sputum and blood have been shown to positively correlate with disease severity and increased risk of asthma exacerbations. Reslizumab is thought to act by binding circulating IL-5 and preventing IL-5 from interacting with its receptor. Reslizumab has been submitted for and is currently under review by the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) and Health Canada.

About QNASL®
QNASL® (beclomethasone dipropionate) Nasal Aerosol is a prescription medication that treats seasonal and year-round nasal allergy symptoms in patients 4 years of age and older.

Important Safety Information

•	In clinical studies, nosebleeds and nose ulcers were more common in patients treated with QNASL Nasal Aerosol than patients who received placebo. Some nosebleeds were more severe in patients treated with QNASL Nasal Aerosol than in patients who received placebo. Tell your healthcare provider if you start to have nosebleeds or nasal ulcers after using QNASL Nasal Aerosol

•	Thrush (Candida), a fungal infection in your nose, mouth, or throat may occur. Tell your healthcare provider if you have any redness or white colored patches in your mouth or throat

•	You should avoid using QNASL Nasal Aerosol until your nose is healed if you have a sore in your nose, you have had recent surgery on your nose, or if your nose has been injured, because QNASL Nasal Aerosol may cause slow wound healing

•	Some people who use corticosteroids may have eye problems such as increased pressure in the eye (glaucoma) or cataracts. If you have a history of glaucoma or cataracts or have a family history of eye problems, you should have regular eye exams while you use QNASL Nasal Aerosol

•	Serious allergic reactions can happen in people taking QNASL Nasal Aerosol. Stop using QNASL Nasal Aerosol and call your healthcare provider right away or get emergency help if you experience shortness of breath or trouble breathing, skin rash, redness, swelling, severe itching, or swelling of your lips, tongue or face

•	People are more likely to get infections if they have immune system problems or use drugs, including corticosteroids, which may weaken the body’s ability to fight infections. Avoid contact with people who have infections like chickenpox or measles while using QNASL Nasal Aerosol. Speak to your healthcare provider before using QNASL Nasal Aerosol if you have tuberculosis or untreated fungal, bacterial, or viral infections, or eye infections caused by herpes. Symptoms of an infection include: fever, pain, aches, chills, feeling tired, nausea and vomiting

•	A condition in which the adrenal glands do not make enough steroid hormones may occur. Symptoms can include tiredness, weakness, dizziness, nausea and vomiting. Tell your healthcare provider if you experience these symptoms

•	Children taking QNASL Nasal Aerosol should have their growth checked regularly, since corticosteroids may slow growth in children

•	The most common side effects with QNASL Nasal Aerosol 80 mcg in patients 12 years of age and older are nasal discomfort, nosebleeds, and headache

•	The most common side effects with QNASL Nasal Aerosol 40 mcg in patients 4 to 11 years of age are headache, fever, infection of the nose and throat, and inflammation of the nose and throat

•	Tell your healthcare provider if you have any side effect that bothers you or that does not go away

•	These are not all of the possible side effects of QNASL Nasal Aerosol. For more information, ask your healthcare provider or pharmacist

Please click here or Full Prescribing Information

About ProAir® RespiClick
ProAir® RespiClick (albuterol sulfate) Inhalation Powder is indicated in patients 12 years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm.

Important Safety Information

•	Do not use ProAir® RespiClick (albuterol sulfate) Inhalation Powder if you are allergic to albuterol sulfate, lactose, or milk proteins. Report any red, itchy bumps on your skin, swelling around the lips or eyes, or rash to your healthcare professional.

•	If your symptoms become significantly worse when you use ProAir® RespiClick, seek medical attention immediately. This may indicate either a worsening of your asthma or a reaction to the medication. Either of these could be life-threatening.

•	Do not increase your dose or take extra doses of ProAir® RespiClick without first talking to your healthcare professional.

•	Before using ProAir® RespiClick, be sure to tell your healthcare professional if you have a heart, blood, thyroid or seizure disorder, high blood pressure, diabetes, are pregnant or planning to become pregnant, or are breastfeeding or planning to breastfeed.

•	ProAir® RespiClick can cause significant heart-related side effects, such as an increase in pulse, blood pressure and/or related symptoms. If you have a heart condition, your healthcare professional will determine if ProAir® RespiClick is right for you.

•	Make sure your healthcare professional knows all the medicines you are taking – especially other inhaled medicines, other asthma medicines, heart and blood pressure medicines and drugs that treat depression – because some medicines may interfere with how well your asthma medicines work.

•	Common side effects in patients taking ProAir® RespiClick include back pain, body aches and pains, upset stomach, sinus headache, and urinary tract infection.

Please click here for Full Prescribing Information

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from generic equivalents such as the recently launched Sandoz product) and our ability to continue to migrate users to our 40 mg/mL version and maintain patients on that version; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities (such as our pending acquisitions of Allergan’s generic business and Rimsa), or to consummate and integrate acquisitions; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission.

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